Filed by Business Objects S.A. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Crystal Decisions, Inc.
Commission File No.: 333-108400

On September 24, 2003, Business Objects S.A. and Crystal Decisions, Inc. issued a joint press release. The text of the press release follows:

BUSINESS OBJECTS SATISFIES HART–SCOTT-RODINO
REQUIREMENTS FOR CRYSTAL DECISIONS ACQUISITION

SAN JOSE and PALO ALTO , Calif. and PARIS, France – September 24, 2003 – Business Objects, (Nasdaq: BOBJ; Euronext Paris ISIN code FR0004026250 - BOB) and Crystal Decisions, Inc. today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to Business Objects’ proposed acquisition of Crystal Decisions has expired.

Business Objects announced a definitive agreement to acquire Crystal Decisions on July 18, 2003. The transaction remains subject to certain conditions, including the approval of Business Objects shareholders.

About Business Objects

Business Objects is the world’s leading provider of enterprise business intelligence (BI) solutions. Business Objects enables organizations to track, understand, and manage enterprise performance. The company’s solutions leverage the information that is stored in an array of corporate databases, enterprise resource planning (ERP), and customer relationship management (CRM) systems.

Popular uses of BI include management dashboards and scorecards, enterprise performance management applications, customer intelligence applications, enterprise reporting, financial reporting, and both customer and partner extranets. These solutions enable companies to gain visibility into their business, acquire and retain profitable customers, reduce costs, optimize the supply chain, increase productivity and improve financial performance.

Business Objects provides the industry’s most integrated business intelligence suite, called BusinessObjects Enterprise 6. This suite includes the industry’s best web query, reporting, and analysis; the most advanced and complete suite of analytic applications; and the best connectivity to packaged applications.

Business Objects has more than 18,000 customers in over 80 countries. The company’s stock is publicly traded under the ticker symbols NASDAQ: BOBJ and Euronext Paris

(ISIN code FR0004026250-BOB). It is included in the SBF 120 and IT CAC 50 French stock market indexes. Business Objects can be reached at +1-408-953-6000 and www.businessobjects.com.

About Crystal Decisions

Crystal Decisions is a leading global provider of business intelligence software and services with more than 15 million licenses shipped. Since 1984, Crystal Decisions has powered winning organizations with one of the fastest ways for employees, partners and customers to access the information they need to make the best decisions and ultimately reduce costs and increase productivity. The Crystal brand is among the most trusted names in enterprise reporting and more than 360 Independent Software Vendors (ISVs) have standardized on Crystal Decisions’ solutions. Headquartered in Palo Alto, Calif., Crystal Decisions has more than 25 offices worldwide and can be found on the Internet at www.crystaldecisions.com.

Forward-Looking Statements

This announcement contains forward-looking statements that involve risks and uncertainties concerning Business Objects’ proposed acquisition of Crystal Decisions, Business Objects’ expected financial performance, as well as Business Objects’ strategic and operational plans. Actual events or results may differ materially from those described in this announcement due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, that the closing may be delayed or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; the reaction of customers of Business Objects and Crystal Decisions to the transaction; Business Objects’ ability to successfully integrate Crystal Decisions’ operations and employees; Business Objects’ ability to transition Crystal Decisions’ customers; the introduction of new products by competitors or the entry of new competitors into the markets for Business Objects’ and Crystal Decisions’ products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Business Objects’ business and financial results is included in Business Objects’ Annual Report on Form 10-K for the fiscal year ended December 31, 2002, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov. For more information and additional risk factors regarding Crystal Decisions, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Annual Report on Form 10-K for the fiscal year ended June 27, 2003. Neither Business Objects nor Crystal Decisions undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information About the Proposed Acquisition and Where to Find It

On August 29, 2003, Business Objects filed a registration statement with the SEC containing Business Objects’ and Crystal Decisions’ proxy statement/prospectus/information statement regarding the proposed acquisition of Crystal Decisions by Business Objects. Investors and security holders of Business Objects and Crystal Decisions are urged to read the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement when it becomes available and any other relevant materials filed by Business Objects or Crystal Decisions with the SEC because they contain, or will contain, important information about Business Objects, Crystal Decisions and the proposed acquisition. The definitive proxy statement/prospectus/information statement will be mailed to the security holders of Business Objects and Crystal Decisions. The proxy statement/prospectus/information statement filed with the SEC on August 29, 2003, the definitive proxy statement/prospectus/information statement and other relevant materials (when they become available), and any other documents filed by Business Objects or Crystal Decisions with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Business Objects by contacting Business Objects Investor Relations, 3030 Orchard Parkway, San Jose, California, 95134, 408-953-6000. Investors and security holders may obtain free copies of the documents filed with the SEC by Crystal Decisions by contacting Crystal Decisions Investor Relations, 895 Emerson Street, Palo Alto, California, 94301, 800-877-2340. Investors and security holders of Business Objects are urged to read the definitive proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting decision with respect to the proposed acquisition.

Bernard Liautaud, Business Objects’ Chairman and Chief Executive Officer, and certain of Business Objects other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ shareholders in connection with the proposed acquisition. A description of the interests of Mr. Liautaud and Business Objects’ other executive officers and directors in Business Objects is set forth in the Definitive Proxy Statement for Business Objects’ annual meeting of shareholders, which was filed with the SEC on April 8, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Liautaud and Business Objects’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.

Jonathan Judge, Crystal Decisions’ President and Chief Executive Officer, and certain of Crystal Decisions’ other executive officers and directors may be deemed to be participants in the solicitation of proxies of Business Objects’ stockholders in connection with the proposed acquisition. A description of the interests of Mr. Judge’s and Crystal Decisions’ other executive officers and directors in Crystal Decisions is set forth in the Preliminary Proxy Statement for Crystal Decisions’ annual meeting of stockholders, which was filed with the SEC on July 9, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Judge and Crystal Decisions’ other executive officers and directors in the proposed acquisition by reading the proxy statement/prospectus/information statement filed with the SEC on August 29, 2003 and the definitive proxy statement/prospectus/information statement when it becomes available.

BusinessObjects is a trademark of Business Objects S.A. Other company and product names may be trademarks of the respective companies with which they are associated.

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